KEEGAN ANNOUNCES SIGNIFICANT GOLD RECOVERY IMPROVEMENTS FROM RECENTLY COMPLETED INTEGRATED METALLURGICAL TEST PROGRAMME

Highlights:

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Extensive metallurgical test program increases weighted average gold recoveries from 88% to 92%, an increase of nearly 5%

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Test work confirmed the suitability of using a combination of gravity (free) gold recovery followed by flotation and a smaller more environmentally friendly CIL circuit

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Test work targeted all 3 types of ores found at the Esaase deposit (oxide, transition and fresh ores)

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Testing included life of mine (“LOM”) blends to simulate LOM operating plans

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Final results to be used in pre-feasibility study (“PFS”) due for completion at the end of Q1 2013 with market announcement in Q2 2013

Vancouver, British Columbia, February 21, 2013: Keegan Resources Inc. (“Keegan” or “Company”) (TSX/NYSE MKT: KGN) is pleased to announce that Keegan has now completed its integrated metallurgical testing program of Esaase ores that is required for the completion of its ongoing pre-feasibility study. The test program was conducted at Amdel Laboratories in Perth, Australia and was overseen by DRA Mineral Projects (“DRA”) from South Africa. The results have clearly confirmed that the selected metallurgical flow sheet is indeed robust and suitable for use on Esaase ores.

The confirmatory test campaign was conducted on all the various ore types that represent the material that will be processed through the metallurgical processing plant at Esaase over its LOM. The work targeted individual ore types (oxide, transition and fresh ores) and various blended composites of these three ore types, indicative of the LOM blends, which are expected to be processed through the metallurgical plant.

In 2010, Keegan conducted an investigative test campaign using a combination of gravity (free) gold recovery followed by flotation and a smaller CIL circuit giving average weighted LOM recoveries of 88%. After revisiting the original test program and considering in particular, the grind, reagent addition and flotation residence time, Keegan, together with DRA, designed an integrated test program to further optimise gold recovery at its flagship Esaase gold project. We are pleased to advise that this integrated test program has significantly improved recoveries by approximately 5% to 92%.

The PFS flow sheet will comprise two stages of crushing, ball milling with an integrated gravity (free) gold recovery circuit, followed by flotation. The recovered flotation concentrate represents roughly 9% of the feed to the metallurgical plant. The concentrate will then be processed through a significantly smaller and more environmentally friendly conventional CIL circuit.

Commenting on the completion of the integrated metallurgical testing program, President and CEO, Peter Breese said “we are extremely happy that this extensive test program has clearly confirmed the robustness of the flow sheet that was selected for the Esaase gold project. Not only have we attained significant improvements in recoveries but we have also managed to ensure that the LOM operating blends will be able to be processed at high recoveries through our process plant”.

The extensive final tests completed on the individual ore types returned average recoveries of

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85% for the oxide ore;

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90% for transition ore; and

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95% for fresh ore

There is still some test work that is in progress and is focussing on the optimisation of the crushing and milling circuits, confirmation of the effect of concentrate regrind on leach kinetics, and CIL tailings detoxification characterisation analysis.

ROM
1° Crushing
2° Crushing
Stockpile
1° Gravity Concentration
Mill
GRG Dissolution
Flotation
Flotation TSF
Pre Leach Thickener
Carbon In Leach
Cyanide Tailings Detoxification
CIL TSF
Regrind Mill
2° Gravity Concentration
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion
Air
Water
Reagents

Figure 1: Final simplified flow sheet for the Esaase Gold Project

On behalf of the Board of Directors,

Peter Breese, President & CEO

About Keegan Resources Inc.

Keegan is a gold development company focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. The Company offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Keegan is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category with an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. The Company is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

For more information about Keegan Resources, contact Investor Relations at 604-683-8193, Toll Free at 1-800-863-8655, or visit the website at www.keeganresources.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.